SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated March 12, 2007

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                          Form 40-F ☐

Enclosures:

1.   Nokia stock exchange release dated March 12, 2007: Nokia has filed Form 20-F for 2006 with the US Securities and Exchange Commission

PRESS RELEASE

March 12, 2007

Nokia has filed Form 20-F for 2006 with the US Securities and Exchange Commission

Espoo, Finland - Nokia has filed its annual report on Form 20-F with the US Securities and Exchange Commission. The report is available in pdf-format at www.nokia.com/financials.

Shareholders may request a hard copy of the report free of charge through Nokia’s Internet pages.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com/financials
www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2007		NOKIA CORPORATION

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel